Exhibit 99.2

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026 and 2025

Presented in Canadian dollars

1

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements for Almonty Industries Inc. (“Almonty”) were prepared by management in accordance with International Financial Reporting Accounting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the unaudited interim condensed consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to Almonty’s circumstances. The significant accounting policies of Almonty are summarized in Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2025.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of Almonty, as of the date of and for the periods then ended presented by the unaudited interim condensed consolidated financial statements.

Almonty’s board of directors (the “Board of Directors”) is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of Almonty and for ensuring that management fulfills its financial reporting responsibilities. The audit and risk management committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of Almonty. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of Almonty for issuance to the shareholders.

Management recognizes its responsibility for conducting Almonty’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Lewis Black”	“Jorge Beristain”
Lewis Black	Jorge Beristain
Chairman, President & CEO	Chief Financial Officer

August 11, 2026
Dillon, Montana, USA

2

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

	Note	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash	5	1,227,242	268,409
Trade receivables		13,128	3,085
Taxes recoverable		2,880	1,954
Inventories	6	8,664	9,418
Prepaid expenses and other current assets		6,479	4,054
Total Current Assets		1,258,393	286,920

Mining assets	7	305,823	266,439
Tailings inventory	6	33,660	33,392
Derivative asset	10	103,214	-
Deferred tax assets		2,236	2,219
Other assets		691	762
		445,624	302,812
Total Assets		1,704,017	589,732

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	55,106	33,357
Deferred revenue		-	3,071
Warrant liabilities	9	1,616	1,938
Current derivative liabilities	10	17,048	8,112
Current portion of long-term debt	11	57,576	27,267
Total Current Liabilities		131,346	73,745

Long-term debt	11	755,572	134,846
Non-current derivative liabilities	10	241,559	-
Restoration provision and other liabilities	12	23,724	23,315
Deferred tax liabilities		15	15
		1,020,870	158,176
Total Liabilities		1,152,216	231,921

Shareholders’ Equity
Share capital	13	647,789	568,042
Commitment to issue shares	13	-	60,748
Equity portion of convertible debentures		508	508
Contributed surplus		14,311	18,474
Accumulated other comprehensive loss		(5,206)	(7,827)
Deficit		(105,601)	(282,134)
Total Shareholders’ Equity		551,801	357,811
Total Liabilities and Shareholders’ Equity		1,704,017	589,732

Nature of operations (Note 1)

Commitments and contingent liabilities (Note 19)

Subsequent events (Note 23)

Approved on behalf of the Board of Directors:

/signed/ Lewis Black	/signed/ Mark Trachuk
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		For the three months ended		For the six months ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Revenues		42,989	7,192	68,389	15,100

Cost of sales
Production costs		16,258	7,581	28,097	14,169
Care and maintenance costs		309	284	607	564
Depreciation and amortization		319	271	572	559
		16,886	8,136	29,276	15,292
Income (loss) from mining operations		26,103	(944)	39,113	(192)

Expenses
General and administrative	22	8,858	4,088	15,992	7,494
Interest expense		5,742	1,122	6,236	2,328
Share-based compensation	13	1,119	6,773	4,752	7,624
Foreign exchange (gain) loss		(698)	314	(2,498)	1,414
		15,021	12,297	24,482	18,860
Income (loss) before other income (expenses) and income taxes		11,082	(13,241)	14,631	(19,052)

Other income (expenses)
Interest income		3,823	-	6,169	-
Loss on valuation of warrant liabilities	9	(588)	(38,084)	(2,608)	(63,894)
Gain (loss) on valuation of embedded derivative liabilities	10	204,407	(6,942)	198,015	(9,851)
Loss on valuation of embedded derivative asset	10	(30,683)	-	(30,683)	-
		176,959	(45,026)	170,893	(73,745)

Net income (loss) before income taxes		188,041	(58,267)	185,524	(92,797)

Income tax expense		6,244	(58)	8,991	34

Net income (loss) for the period		181,797	(58,209)	176,533	(92,831)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit/loss
Unrealized gain on foreign currency translation		8,083	15,184	2,621	13,687
Comprehensive income (loss) for the period		189,880	(43,025)	179,154	(79,144)

Earnings per share
Basic		$0.64	$(0.30)	$0.63	$(0.49)
Fully-diluted		$0.62	$(0.30)	$0.60	$(0.49)

Weighted average shares outstanding		285,003,738	192,149,789	281,737,428	188,201,871
Weighted average fully-diluted shares outstanding		295,166,112	192,149,789	291,801,432	188,201,871

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

Three and Six Months ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

	Note	Share capital	Commitment to issue shares	Equity portion of convertible debentures	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
Balance at December 31, 2024		146,619	-	1,241	16,072	(4,638)	(120,221)	39,073
Issuance of common shares and warrants for cash	13	7,958	-	-	585	-	-	8,543
Share issuance costs	13	(772)	-	-	-	-	-	(772)
Shares issued on exercise of options[1]	13	484	-	-	(377)	-	-	107
Shares issued on settlement of RSU’s1	13	2,172	-	-	(1,725)	-	-	447
Shares issued on exercise of CDI options[1]	13	32,327	-	-	-	-	-	32,327
Shares issued on exercise of warrants[1]	13	297	-	-	(50)	-	-	247
Shares issued for settlement of debt[1]	13	90	-	-	-	-	-	90
Shares issued for conversion of debt[1]	13	1,918	-	-	-	-	-	1,918
Share-based compensation	13	-	-	-	7,624	-	-	7,624
Net loss and comprehensive loss for the period		-	-	-	-	13,687	(92,831)	(79,144)
Balance at June 30, 2025		191,093	-	1,241	22,129	9,049	(213,052)	10,460
Issuance of common shares and warrants for cash	13	302,277	-	-	-	-	-	302,277
Share issuance costs	13	(24,140)	-	-	-	-	-	(24,140)
Shares issued on exercise of options[1]	13	6,115	-	-	(6,045)	-	-	70
Shares issued on settlement of RSU’s1	13	665	-	-	(664)	-	-	1
Shares issued on exercise of CDI options[1]	13	21,998	-	-	(2,838)	-	-	19,160
Shares issued on exercise of warrants[1]	13	9,740	-	-	(1,371)	-	-	8,369
Shares issued for conversion of debt[1]	13	47,831	-	(733)	-	-	-	47,098
Shares issued on acquisition of 100% of US Tungsten, Inc.[1]	13/14	12,463	-	-	-	-	-	12,463
Commitment to issue shares for conversion of debt	13	-	60,748	-	-	-	-	60,748
Reclassification of amended CDI options	13	-	-	-	3,802	-	-	3,802
Share-based compensation	13	-	-	-	3,461	-	-	3,461
Net loss and comprehensive loss for the period		-	-	-	-	(16,876)	(69,082)	(85,958)
Balance at December 31, 2025		568,042	60,748	508	18,474	(7,827)	(282,134)	357,811
Shares issued on exercise of options[1]	13	6,660	-	-	(4,982)	-	-	1,678
Shares issued on settlement of RSU’s1	13	2,315	-	-	(2,315)	-	-	-
Shares issued on exercise of CDI options[1]	13	6,089	-	-	(614)	-	-	5,475
Shares issued on exercise of warrants[1]	13	5,305	-	-	(1,004)	-	-	4,301
Settlement of commitment to issue shares[1]	13	59,378	(60,748)	-	-	-	-	(1,370)
Share-based compensation	13	-	-	-	4,752	-	-	4,752
Net income and comprehensive income for the period		-	-	-	-	2,621	176,533	179,154
Balance at June 30, 2026		647,789	-	508	14,311	(5,206)	(105,601)	551,801

1See Note 21 for supplemental cash flow disclosures as these amounts include non-cash components.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		For the six months ended	For the six months ended
	Note	June 30, 2026	June 30, 2025
Operating activities
Net income (loss) for the period		176,533	(92,831)
Add (deduct) non-cash items:
Share-based compensation		4,752	7,624
Depreciation and amortization		572	559
Interest expense		6,236	2,328
Income tax expense		-	34
Loss on valuation of warrant liabilities	9	2,608	63,894
(Gain) loss on valuation of embedded derivative liabilities	10	(198,015)	9,851
Loss on valuation of embedded derivative asset	10	30,683	-
Unrealized foreign exchange (gains) losses		(2,498)	1,414
		20,871	(7,127)
Changes in non-cash working capital
Trade receivables		(10,043)	(636)
Taxes recoverable		(926)	(206)
Inventories		754	(876)
Prepaid expenses and other current assets		(2,425)	(1,439)
Accounts payable and accrued liabilities		26,491	(4,321)
Deferred revenues		(3,071)	-
Net change in non-cash working capital		10,780	(7,478)
Other assets		(45)	(312)
Cash flow provided by (used in) operating activities		31,606	(14,917)

Investing activities
Additions to mining assets		(36,893)	(14,871)
Cash flow used in investing activities		(36,893)	(14,871)

Financing activities
Issuance of common shares for private placements		-	11,125
Share issuance costs paid		(1,370)	(772)
Exercise of stock options		1,678	107
Exercise of CDI options		2,119	11,478
Exercise of warrants		4,301	247
Issuance of long-term debt	11	-	29,374
Repayment of long-term debt	11	(409)	(354)
Issuance of convertible senior notes	11	1,127,440	-
Convertible senior notes issuance costs	11	(38,793)	-
Funding of capped call	10	(132,310)	-
Interest paid		(494)	(1,745)
Cash flow provided by financing activities		962,162	49,460

Effect of foreign currency translation on cash		1,958	(113)

Net increase in cash for the period		958,833	19,559
Cash at beginning of period		268,409	7,830
Cash at end of period		1,227,242	27,389

See Note 21 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

1.	Nature of operations

Almonty Industries Inc. (together with its subsidiaries, “Almonty” or the “Company”) is incorporated under the Canada Business Corporations Act. As of June 30, 2026 Almonty’s common shares were listed on the Nasdaq Capital Market under the symbol ALM. Almonty’s common shares were also listed on the Toronto Stock Exchange (“TSX”) under the symbol AII, on the Australian Securities Exchange (“ASX”) under the symbol AII, and on the Frankfurt Stock Exchange under the symbol ALI1.

Subsequent to June 30, 2026, the Company’s shares were voluntarily delisted from the TSX, effective July 31, 2026 and the Company received approval to voluntarily delist from the ASX, which Almonty expects to be effective September 1, 2026.

The head office of the Company is located at 8 South Idaho Street, Suite A, Dillon, Montana, 59725. The Company is primarily engaged in the development of the Sangdong tungsten mine project in South Korea (the “Sangdong Mine”), and the Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine, its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”) and the Gentung Browns Lake tungsten project located in Montana, United States that was acquired in late 2025 (the “Gentung Tungsten Project”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CHESS Depository Interests (“CDIs”), common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All information relating to per common share amounts, issued and outstanding common shares, CDIs, warrants, CDI options, stock options and RSUs in these unaudited interim condensed consolidated financial statements have been adjusted retrospectively to reflect the Share Consolidation. There were 288,109,013 (December 31, 2025 - 262,776,228) common shares issued and outstanding as at June 30, 2026 on a post-consolidated basis.

7

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue operating for the foreseeable future and will be able to realize a return on its assets and discharge its liabilities and commitments in the ordinary course of its business. Management assesses the Company’s ability to continue as a going concern at each reporting date, using quantitative and qualitative information available. As at June 30, 2026, the Company had a working capital position of $1,127,047 (December 31, 2025 – position of $213,175).

During the six months ended June 30, 2026, the Company received gross proceeds of US$800,000 in conjunction with the issuance of convertible senior notes (the “June 2026 Convertible Senior Notes”), from which US$26,000 was paid for underwriters’ fees and US$1,300 was paid for other transaction costs (Note 11), and paid US$94,800 in conjunction with the related capped call transaction (Note 10). In addition, the Company received $5,252 in conjunction with the exercise of warrants, CDI options and stock options. Subsequent to June 30, 2026, the Company also repaid its term loan with KfW IPEX-Bank GmbH (“KFW”) in the amount of EUR14,662.

The Company’s current forecast indicates that it will have sufficient cash flows from operations and from financings outlined above for the next year to continue as a going concern and settle obligations as they come due. The assessment of the Company’s ability to continue as a going concern, by its nature, relies on estimates of future cash flows and other future events, whose subsequent changes would materially impact the validity of such an assessment.

2.	Basis of presentation

Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in compliance with IFRS as issued by the International Accounting Standards Board, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 11, 2026.

Basis of presentation

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars (“CAD”), unless otherwise noted and have been prepared on a historical cost basis, except for fair-value through-profit-or-loss financial assets and liabilities and derivative financial instruments, which are measured at fair value.

8

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Change in Functional Currency

From inception to June 1, 2026, the functional currency of the Company has been CAD. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates. The June 2026 Convertible Senior Notes financing completed in June 2026 and changes to the Company’s structure and operations have resulted in a change to the functional currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the United States dollar (“USD”) effective June 1, 2026.

3.	Material accounting policies

The significant accounting policies applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in Note 3 to the Company’s audited annual consolidated financial statements for the year ended December 31, 2025. There have been no other significant changes to the Company’s accounting policies during the three and six months ended June 30, 2026, other than the addition of the accounting policy for derivatives as described below.

Derivatives

The Company may use capped call arrangements in connection with the June 2026 Convertible Senior Notes. A capped call is a derivative instrument that allows the Company to settle its conversion obligations in respect of the 2026 Convertible Senior Notes in common shares, cash, or a combination of the two, to economically offset potential dilution arising from the conversion of the associated convertible instruments, subject to a cap. Capped calls are classified as derivative assets, initially measured at fair value on the issuance date and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in other income (expenses) in the consolidated statements of operations.

As an accounting policy election, the Company does not reassess or reclassify financial instruments for changes in circumstances occurring after initial recognition, other than where reclassification is required by IFRS. Accordingly, financial instruments continue to be accounted for based on their classification at initial recognition. This policy applies consistently to similar changes in circumstances, including changes in the Company’s functional currency, which may otherwise have affected the classification of certain convertible debt instruments.

9

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

4.	Judgments and estimation uncertainty

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and form assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. These estimates and assumptions are disclosed in Note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2025.

There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2026, other than the valuation of derivative assets related to capped call arrangements described in Note 10. The fair value of these instruments is determined using valuation techniques that incorporate significant unobservable inputs and is therefore classified within Level 3 of the fair value hierarchy.

5.	Cash

As at June 30, 2026, cash includes $4,106 (December 31, 2025 - $2,461) solely for use on the Sangdong Mine.

6.	Inventories

	June 30, 2026	December 31, 2025
Stores and fuel	$6,730	$6,344
Ore and in-process ore	1,124	397
Finished goods – WO3 concentrate	810	2,677
Current inventories	8,664	9,418
Tailings	33,660	33,392
Total inventories	$42,324	$42,810

As at June 30, 2026 and December 31, 2025, tailings inventories are classified as long term as these inventories may not be processed within the next year.

10

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

7.	Mining assets

	Note	Plant and Equipment	Mineral Property Acquisition and Development Costs	Exploration and Evaluation Projects	Total
Cost
Balance at December 31, 2024		$76,289	$161,957	$8,592	$246,838
Additions		40,134	20,836	144	61,114
Acquisitions	14	-	-	13,885	13,885
Change in restoration provisions	12	-	(3,884)	250	(3,634)
Asset disposals		(4,977)	-	(37)	(5,014)
Translation adjustment		(260)	614	668	1,022
Balance at December 31, 2025		111,186	179,523	23,502	314,211
Additions		28,309	18,637	700	47,646
Change in restoration provisions	12	-	172	7	179
Asset disposals		(136)	-	-	(136)
Translation adjustment		(2,914)	(4,734)	471	(7,177)
Balance at June 30, 2026		$136,445	$193,598	$24,680	$354,723

Accumulated Amortization
Balance at December 31, 2024		$10,190	$34,782	$-	$44,972
Amortization		1,515	441	-	1,956
Asset disposals		(3,872)	-	-	(3,872)
Translation adjustment		695	4,021	-	4,716
Balance at December 31, 2025		8,528	39,244	-	47,772
Amortization		702	35	-	737
Asset disposals		(100)	-	-	(100)
Translation adjustment		41	450	-	491
Balance at June 30, 2026		$9,171	$39,729	$-	$48,900

Carrying Value
Balance at December 31, 2025		$102,658	$140,279	$23,502	$266,439
Balance at June 30, 2026		$127,274	$153,869	$24,680	$305,823

Indicators of impairment

In accordance with the Company’s accounting policies, each cash-generating unit is assessed for indicators of impairment and impairment reversal, from both external and internal sources, at the end of each reporting period. As at June 30, 2026, no indicators of impairment or reversal of impairment existed (December 31, 2025 – none).

8.	Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
Accounts payable	$28,897	$21,079
Accrued liabilities	26,209	12,278
	$55,106	$33,357

11

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

9.	Warrant liabilities

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from C$12.07 per common share at December 31, 2025, to C$23.46 per common share at June 30, 2026, has resulted in the recognition of a loss for the six months ended June 30, 2026 of $2,608 (six months ended June 30, 2025 - $63,894) in the statement of operations and comprehensive loss.

Changes in the balance of the warrant liabilities for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$1,938	$5,154
CDI options issued	-	2,500
CDI options exercised	(2,930)	(31,251)
CDI options reclassified to equity	-	(3,802)
Fair value revaluation on exercise of CDI options	1,537	8,336
Fair value revaluation on amendment of exercise price	-	(36,828)
Fair value revaluation on CDI options at end of year	1,071	57,829
Balance, end of period	$1,616	$1,938

The fair value of the CDI options outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	June 30, 2026	December 31, 2025
Stock price	$23.46	$12.07
Exercise price	$1.29	$1.72
Expected life	1.61 yrs	2.07 yrs
Risk-free interest rate	2.74%	2.58%
Expected volatility	97.90%	89.07%
Expected dividends	nil	nil

10.	Derivatives

Derivative assets

On June 9, 2026, in connection with the issuance of the June 2026 Convertible Senior Notes (Note 11), the Company closed on a capped call instrument arrangement. The capped call instruments (or “Capped Calls”) were priced at the trade date (June 4, 2026) with a strike price equal to the initial conversion price of the June 2026 Convertible Senior Notes of US$27.40, a cap price of US$41.36 and a term consistent with the term of the June 2026 Convertible Senior Notes. The purchase price for the Capped Calls was $132,218 (US$94,800), which was deemed to be the fair value at inception.

The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls are classified as Level 3 of the fair value hierarchy under IFRS 13, Fair Value Measurement and valued using a Monte Carlo Simulation. The key assumptions used in the valuation model at June 30, 2026 are:

Key Assumptions	June 30, 2026
Stock price	US$ 16.56
Strike price	US$ 27.40
Cap	US$ 41.36
Expected life	5.00 yrs
Risk-free interest rate	3.91%
Counterparty credit spread	0.39% – 0.535%
Expected volatility	Variable*

*Bloomberg OVDV Mid, June 30 18-month, 4-year, 5-year, and 7-year tenors – option volatility surface analysis

12

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

As of June 30, 2026, the fair value of the Capped Calls was $103,214 (US$72,635). The change in carrying value for the period was $29,004 comprised of a fair value loss of $30,683 (US$22,165) recorded in other income (expenses) and a foreign currency translation gain of $1,679 recorded in other comprehensive income.

Changes in the fair value of the derivative assets for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$-	$-
Issuances	132,218	-
Change in fair value	(30,683)	-
Translation adjustment	1,679	-
Balance, end of period	$103,214	$-

Derivative liabilities

The Company has entered into convertible debenture agreements that permit the holders to convert the outstanding principal and accrued interest into common shares of the Company at a fixed conversion price denominated in a currency other than the Company’s functional currency (see Note 11(d)).

In addition, during the period, the Company issued the June 2026 Convertible Senior Notes under which it retains the contractual right to settle the conversion obligation in cash (see Note 11(c)(iv)). Because the Company has a settlement alternative that would not result in the exchange of a fixed number of its own equity instruments, the conversion feature fails the conditions for equity classification under IAS 32 and is likewise accounted for as a derivative liability. In addition, the Company’s call (redemption) option, if exercised, gives the creditor the right to convert within two business days. The two embedded features are inter-related and have similar economic risks. Therefore, they have been valued on a combined basis and recorded as a derivative liability

Changes in the fair value of the derivative liabilities for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$8,112	$1,121
Issuances	441,769	-
Settlements	-	(90,417)
Change in fair value	(198,015)	97,408
Translation adjustment	6,741	-
Balance, end of period	$258,607	$8,112

	June 30, 2026	December 31, 2025
Classified as:
Current	$17,048	$8,112
Non-current	241,559	-
	$258,607	$8,112

The fair value of the derivative liabilities was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	June 30, 2026	December 31, 2025
Stock price	US$16.56	$12.07
Exercise price	US$41.28	$ 0.86 - $ 1.77
Expected life	0.34 yrs	0.83 yrs
Risk-free interest rate	2.74%	2.58%
Expected volatility	97.90%	89.07%
Expected dividends	nil	nil

13

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The fair value of derivative liabilities related to the June 2026 Convertible Senior Notes was estimated using a partial differential equation valuation model with the following assumptions:

	June 30, 2026	June 4, 2026
Stock price	US$16.56	US$20.68
Maturity date	July 1, 2031	July 1, 2031
Bond price	106.731	100.000
Dividend yield	0.00%	0.00%
Volatility	50%	50%
Credit spread	1.63%	8.98%
Interest rate curve	USD SOFR vs Fixed Rate	USD SOFR vs Fixed Rate

11.	Long-term debt

	Note	June 30, 2026	December 31, 2025
Term loans – Euro	(a)	$20,044	$25,707
Promissory notes – U.S. dollar	(b)	8,526	8,224
Promissory note	(b)	250	250
Convertible senior notes	(c)	687,217	-
Convertible debentures	(d)	9,389	9,303
Lease liabilities	(e)	419	489
Mine construction loan facility	(f)	136,369	130,656
		862,214	174,629
Deferred financing costs		(49,066)	(12,516)
		813,148	162,113
Less: current portion		(57,576)	(27,267)
		$755,572	$134,846

(a)	Term loans – Euro

The Company has a Euro-denominated term loan with KfW totaling $18,249 (EUR14,662) (December 31, 2025 - $23,589 (EUR14,662)). This loan bears interest at the prevailing Euro Interbank Offered Rate (“EURIBOR”) plus 1.9% per annum, with interest payable quarterly and with principal repayable at the maturity date of March 31, 2027. The loan is secured by a pledge of the shares of Woulfe Mining Corp. (“Woulfe”), a wholly-owned direct subsidiary of Almonty and the parent company of Almonty Korea Tungsten Corporation (“AKTC”), which owns a 100% interest in the Sangdong Mine; shares of Beralt Tin & Wolfram (Portugal), S.A. (“BTW”), an indirect wholly-owned subsidiary of the Company, which owns 100% of the various rights and interests comprising the Panasqueira Mine and operates the mine; and shares of Daytal Resources Spain, S.L. (“Daytal”), an indirect wholly-owned subsidiary of the Company, which owns a 100% interest in the Los Santos Mine. Subsequent to June 30, 2026, the Company repaid this term loan in full.

Daytal has Euro-denominated term loan facilities totaling $1,258 (December 31, 2025 - $1,476). The loans are unsecured, have a maturity date of July 2028 (December 31, 2025 – July 2025) and require monthly payments of principal and interest. Of the loans, $42 (December 31, 2025 - $50) have fixed interest rates with a weighted average interest rate as at June 30, 2026 of 1.50% per annum (December 31, 2025 – 1.50% per annum). The remaining $1,216 (December 31, 2025 - $1,426) have floating interest rates, based on varying spreads from EURIBOR rates. As of June 30, 2026, the weighted average interest rate on these loans was 4.78% per annum (December 31, 2025 – 4.78% per annum).

The Company’s wholly-owned Spanish subsidiary, Valtreixal Resources Spain, S.L. (“VRS”), which owns the Valtreixal Mine, has a Euro-denominated term loan with a balance of $521 as of June 30, 2026 (December 31, 2025 - $619). The loan is unsecured, bears interest at 3.75% per annum (December 31, 2025 - 3.75% per annum), with monthly payments of principal and interest until it matures in July 2028 (December 31, 2025 - in July 2028).

BTW has a Euro-denominated term loan with a balance of $16 as of June 30, 2026 (December 31, 2025 – $23). The loan is unsecured, bears interest at 7.40% per annum (December 31, 2025 - 7.40% per annum), with monthly payments of principal and interest until it matures in September 2027 (December 31, 2025 – March 2027).

14

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(b)	Promissory notes

The Company has issued two promissory notes each with a balance of $1,421 (US$1,000) (December 31, 2025 - $1,371 (US$1,000) to Deutsche Rohstoff AG (“DRAG”), an existing shareholder of the Company. The notes bear interest at 6.0% per annum, with the accrued interest due on the maturity date. The notes mature on October 31, 2026. The notes are secured by a pledge of the shares of Woulfe. As at June 30, 2026, the notes had a balance of $2,842 (US$2,000) (December 31, 2025 - $2,742 (US$2,000)).

The Company has issued a promissory note with a balance of $4,263 (US$3,000) as of June 30, 2026 (December 31, 2025 - $4,111 (US$3,000)) to DRAG. The note bears interest at the rate of 6% per annum and matures October 31, 2026. The note is secured by a pledge of the shares of VRS.

The Company has issued a promissory note with a balance of $1,421 (US$1,000) as of June 30, 2026 (December 31, 2025 - $1,371 (US$1,000)) to DRAG. The note bears interest at the rate of 5.0% per annum and matures October 31, 2026. The loan is unsecured.

The Company has issued a promissory note with a balance of $250 as of June 30, 2026 (December 31, 2025 - $250) to DRAG. The note bears interest at the rate of 6.0% per annum and matures October 31, 2026. The note is secured by a pledge of the shares of VRS.

(c)	Convertible Senior Notes

Changes in the balances of the June 2026 Convertible Senior Notes for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$-	$-
Issuance of the June 2026 Convertible Senior Notes	1,127,440	-
Less: fair value of embedded derivative (see Note 10)	(441,769)	-
Accretion	3,797	-
Translation adjustment	(2,251)	-
Balance, end of period	687,217	-
Less: transaction costs	(38,075)	-
Balance, net of transaction costs	$649,142	$-

On June 9, 2026, the Company issued the June 2026 Convertible Senior Notes for $1,127,440 (US$800,000) aggregate principal amount due July 1, 2031. The June 2026 Convertible Senior Notes bear interest at a rate of 2.25% per annum, payable semi-annually in arrears, and mature on July 1, 2031, unless earlier converted, redeemed, repurchased or otherwise settled in accordance with the terms of the Indenture.

The June 2026 Convertible Senior Notes are initially convertible at a conversion rate of 36.4950 common shares per US$1,000 principal amount, which represents an initial conversion price of approximately US$27.40 per share. The conversion rate is subject to adjustment for certain customary anti-dilution events.

Holders may convert their June 2026 Convertible Senior Notes prior to maturity only upon the occurrence of specified contingent conversion events and during certain prescribed periods. Beginning April 1, 2031, holders may convert their June 2026 Convertible Senior Notes at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

15

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Upon conversion, the Company may elect to settle its conversion obligation in cash, common shares, or a combination of cash and common shares. The Company retains the contractual right to settle the conversion feature in cash, giving rise to a settlement outcome that would not result in the issuance of the Company’s own equity instruments. As a result, the conversion feature fails the conditions for equity classification and is recognized as a derivative financial liability in accordance with IAS 32 and IFRS 9.

Beginning on July 1, 2029, the Company may redeem all or a portion of the June 2026 Convertible Senior Notes for cash, at its option, if the last reported sale price of its common shares exceeds 130% of the applicable conversion price for a specified period as set forth in the indenture governing the June 2026 Convertible Senior Notes. The redemption price equals 100% of the principal amount being redeemed, together with accrued and unpaid interest. Upon notice of the Company’s redemption, the holders may convert their June 2026 Convertible Senior Notes.

The June 2026 Convertible Senior Notes also contain a make-whole adjustment provision that increases the conversion rate for certain conversions occurring in connection with specified corporate events or certain redemption notices.

The June 2026 Convertible Senior Notes additionally contain holder repurchase rights upon the occurrence of certain fundamental changes and customary events of default. Any of these notes remaining outstanding at maturity are repayable in cash at par.

The early redemption feature and conversion option meet the definition of embedded derivatives (the “Embedded Derivatives”) and under IFRS, the Company has bifurcated the Embedded Derivatives from the host liability. The conversion option and redemption feature are treated as one unit on account of being closely related. The Embedded Derivatives are measured at fair value on issuance and at each reporting period, with changes in fair value recorded in other income (expenses) in the consolidated statement of operations. The host liability was recorded as the residual amount and subsequently measured at amortized cost.

The Embedded Derivative in the June 2026 Convertible Senior Notes was bifurcated and recognized as a derivative liability at its estimated fair value of $441,769 (US$319,128) on the issuance date. In addition, the Company incurred commissions, fees, and transaction costs (collectively, the “Transaction Costs”) of $38,075 (US$27,300) relating to the issuance of the June 2026 Convertible Senior Notes. The Embedded Derivative liability and the Transaction Costs (collectively, the “Debt Discount”) are included in the amortized value of the host contract and amortized over the life of the June 2026 Convertible Senior Notes using the effective interest method. The Debt Discount will be accreted to the face value of the convertible notes over the term of the instrument using the effective interest method, with accretion recognized in interest expense. See Note 10 for additional disclosure regarding the Derivative Liabilities.

For the six-month period ended June 30, 2026, the Company incurred interest expense of $5,250, including cash interest expense of $1,454 and accretion of the host liability of $3,797 from the June 2026 Convertible Senior Notes at an effective interest rate of 15.32% per annum.

16

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(d)	Convertible debentures

Changes in the balances of the convertible debentures for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$9,303	$27,872
Issuance of convertible debentures	-	-
Debentures revalued, derivative liability component	-	(623)
Debentures converted for shares	-	(19,456)
Accretion	37	720
Translation adjustment	49	790
Balance, end of period	$9,389	$9,303

(i)	The Company has an unsecured convertible debenture with a principal amount of $2,000, held by DRAG. The debenture has a maturity date of October 31, 2026 and bears interest at a rate of 6.0% per annum, payable at maturity. The Company may elect to convert the debenture into common shares upon the availability to the Company of full funding for the Sangdong Mine at a conversion price equal to the higher of the price per common share in any equity financing completed by the Company after the date of issuance of the debenture and prior to the conversion or the maturity date of the debentures for purposes of financing the Sangdong Mine and $0.942. However, the Company may not convert the debenture if at any time the Company’s common shares trade below $0.942 per common share or if such conversion would result in DRAG holding more than 19.9% of Almonty’s issued and outstanding common shares.

(ii)	The Company has a $6,000 (December 31, 2025 - $6,000) unsecured convertible debenture outstanding with DRAG, which bears interest at 4.0% per annum, payable at maturity. The debenture (including any accrued and unpaid interest) may be converted by the holder, at its option, into common shares of the Company at an exercise price of $2.175 per common share. The debenture has a maturity date of October 31, 2026.

17

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(iii)	The Company has a $1,389 (US$1,000) (December 31, 2025 - $1,302 (US$1,000)) unsecured convertible debenture outstanding with DRAG, which bears interest at 5.0% per annum, payable at maturity. The debenture has a maturity date of October 31, 2026. The outstanding principal amount of the debenture plus any related unpaid accrued interest is convertible into common shares of the Company at the option of the holder at the fixed conversion price of US$1.275 per common share for the principal and at the conversion price of the greater of (i) EUR1.05 (equivalent to $1.68) and (ii) the Euro equivalent of the volume weighted average price of the common shares of the Company on the TSX for the five trading days immediately preceding the date of conversion for related accrued interest. As the convertible debentures are denominated in US$, the instrument contains an embedded derivative liability.

(e)	Lease liabilities

Capital leases relate to certain equipment and vehicles. The leases carry implied interest rates of between 3.41% and 5.98% per annum (December 31, 2025 – 3.12% and 5.69% per annum) and mature between June 2027 and August 2029 (December 31, 2025 – June 2027 and August 2029). The capital leases are secured by the underlying equipment or vehicle being financed.

(f)	Mine construction loan facility

During June 2022, the Company entered into a US$75,100 senior secured term loan facility with KfW for the financing and construction of the Sangdong Mine and received US$906 during January 2025 in conjunction with the ninth and final drawdown on this loan facility. In addition, during the year ended December 31, 2025, KfW also advanced an additional US$20,000 in conjunction with a cost overrun availability. The loan bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to commencement of the mine’s ramp-up period. The loan is secured by a pledge of the shares of Woulfe, shares of AKTC and by a mortgage on all property held by AKTC.

(g)	Debt repayment schedule

Payments are due under the terms of the Company’s loans and leases for each of the following years ending June 30:

2027	57,608
2028	20,796
2029	19,606
2030	18,450
2031	1,195,370
1,311,830
Less: unamortized discount	(449,590)
Less: imputed interest on capital lease obligations	(26)
862,214

18

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(h)	Debt continuity

Changes in the balances of the long-term debt for the six months ended June 30, 2026 and the year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Balance, beginning of period	$174,629	$168,328
Cash flows:
Issuance of debt	1,127,440	29,447
Scheduled debt repayments	(409)	(1,698)
Non-cash changes:
Conversion of debt to shares	-	(19,456)
Accrued interest	4,720	1,755
Amount reclassified to derivative liability	(441,769)	(623)
Translation adjustment	(2,397)	(3,124)
Balance, end of period	862,214	174,629

(i) The Company’s term loans and convertible loans include various positive and negative covenants as well as cross-default clauses which could cause several defaults in the event the Company is in default on any of its loan agreements. As of June 30, 2026, the Company was in compliance with all covenants under its term loans and convertible loans.

12.	Restoration provision and other liabilities

(a)	Restoration provision

Future restoration of the Company’s mining properties, in accordance with local requirements are as follows:

Balance at December 31, 2024	$24,291
Revisions in estimated cash flows and changes in assumptions	(3,884)
Acquisitions (Note 14)	250
Accretion expense	402
Translation adjustment	1,595
Balance, at December 31, 2025	$22,654
Revisions in estimated cash flows and changes in assumptions	179
Accretion expense	310
Translation adjustment	35
Balance, at June 30, 2026	$23,178

As at June 30, 2026, there is a restoration provision of $18,483 (December 31, 2025 - $18,026) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $41,899 (€ 26,070) (December 31, 2025 - $41,944 (€ 26,070)) and are to be incurred after the mine ceases production subsequent to 2045. BTW has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 3.48% (December 31, 2025 – 2.0% and 3.48% respectively).

There is a restoration provision of $949 (December 31, 2025 - $942) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $1,281 (December 31, 2025 - $1,282) and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year (December 31, 2025 – 5.5% and 2.0% respectively) in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $289 (€180) (December 31, 2025 - $294 (€180)) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

19

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

There is a restoration provision of $3,496 (December 31, 2025 - $3,436) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

There is a restoration provision of $250 (December 31, 2025 – $250) with respect to the Gentung Tungsten Project. The provision represents management’s estimate of the present value of the rehabilitation costs relating to the property (see Note 14(a)).

(b)	Other liabilities

Included in other long-term liabilities is $546 (December 31, 2025 - $661) related to employee benefit obligations in respect of government mandated pension plans in AKTC and BTW.

13.	Share capital

Common Shares

	Number of Shares	Amount
Authorized – Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2024	176,947,216	$146,516
Shares issued for cash, net of issuance costs	49,606,881	285,426
Shares issued for exercise of stock options	8,054,911	6,599
Shares issued for exercise of CDI options	13,931,501	54,325
Shares issued for exercise of warrants	6,321,538	10,037
Shares issued for settlement of RSUs	786,089	2,837
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	5,714,120	49,749
Shares issued on acquisition of 100% of US Tungsten, Inc.	1,347,305	12,463
Outstanding at December 31, 2025	262,776,228	$568,042
Shares issued for exercise of stock options	4,406,180	6,660
Shares issued for exercise of CDI options	1,292,218	6,089
Shares issued for exercise of warrants	3,913,744	5,306
Shares issued for settlement of RSUs	673,024	2,315
Shares issued for conversion of debt, net of issuance costs	15,047,619	59,377
Outstanding at June 30, 2026	288,109,013	$647,789

During January 2025, Almonty issued 5,000,000 CDI units, for net proceeds totaling $5,803 (AUD $6,750), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring January 14, 2028. The warrants were initially valued at $1,528 and subsequently revalued at June 30, 2026 at $nil (December 31, 2025 - $739).

20

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During January 2025, Almonty issued 1,684,659 common share units for net proceeds totaling $1,755 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $586 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free rate – 2.64%; expected volatility – 54.08%; expected life – 3 years; and dividend rate – nil.

During January 2025, Almonty issued 66,667 common shares as settlement of a $90 debt.

During February 2025, Almonty issued 2,222,222 CDI units, for net proceeds totaling $2,817 (AUD $3,000), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring February 7, 2028. The warrants were initially valued at $972 and subsequently revalued at June 30, 2026 at $1,616 (December 31, 2025 - $1,566).

During May 2025, Almonty issued 120,475 common shares upon conversion of an outstanding $230 debenture. The fair value of the embedded derivative portion of this debenture of $234 was recognized upon conversion.

During June 2025, Almonty issued 793,646 common shares upon conversion of an outstanding $1,536 debenture. The fair value of the embedded derivative portion of this debenture of $2,420 was recognized upon conversion.

During July 2025, Almonty issued 20,000,000 common shares in the United States, for net proceeds totaling $109,952, in conjunction with a public offering and a concurrent listing on the Nasdaq Capital Market.

During September 2025, Almonty issued 133,333 common shares upon conversion of an outstanding $179 debenture. The fair value of the embedded derivative portion of this debenture of $428 was recognized upon conversion.

During November 2025, Almonty issued 1,347,305 common shares, at a market price of $9.25 per common share, amounting to $12,463, as consideration for the acquisition of 100% of US Tungsten, Inc. (“Gentung”) (see Note 14(a)).

21

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During December 2025, Almonty issued 20,700,000 common shares in the United States, for net proceeds totaling $168,185, in conjunction with an underwritten public offering of common shares.

During December 2025, Almonty issued 2,666,666 common shares upon conversion of an outstanding $3,098 (US$2,000) debenture and 2,000,000 common shares upon conversion of an outstanding $2,323 (US $1,500) debenture. The fair value of the embedded derivative portion of these debentures of $22,458 and $16,843 was recognized upon conversion.

During January 2026, Almonty issued 15,047,619 common shares upon conversion of an outstanding $60,748 debenture.

CDI options and Warrants

For the six months ended June 30, 2026 and year ended December 31, 2025, the outstanding CDI Options and Warrants, all of which are exercisable, are summarized as follows:

	Number of CDI Options	Number of Warrants	Total Number Outstanding
Total outstanding at December 31, 2024	8,075,571	9,751,706	17,827,277
CDI Options and Warrants issued	7,222,222	1,684,666	8,906,888
CDI Options and Warrants exercised	(13,931,501)	(6,321,538)	(20,253,039)
Warrants expired	-	(1,197,090)	(1,197,090)
Total outstanding at December 31, 2025	1,366,292	3,917,744	5,284,036
CDI Options and Warrants exercised	(1,292,218)	(3,913,744)	(5,205,962)
Total outstanding at June 30, 2026	74,074	4,000	78,074

The following table discloses the average exercise price, number of CDI options and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.68 (AUD $1.88)	74,074	1.61	$1.68
Total CDI Options	74,074	1.61	$1.68

The following table discloses the average exercise price, number of warrants and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.71 - $ 1.80	4,000	1.59	$1.71
Total Warrants	4,000	1.59	$1.71

22

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Incentive stock options

Under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) and the Company’s Fourth Amended and Restated Incentive Stock Option Plan (which was superseded and replaced by the Omnibus Plan), the Company can grant stock options to directors, officers, employees and consultants for common shares of Almonty. Under the Omnibus Plan, the exercise price of a stock option may not be less than the closing market price during the trading day immediately preceding the date of the grant of the stock option, less any applicable discount allowed by the TSX. Stock options can be granted for a maximum term of 15 years and vest at the discretion of the Board of Directors of Almonty. The Omnibus Plan was re-approved by Almonty’s shareholders at its Annual and Special Meeting of Shareholders held on April 30, 2025. The Company’s stock options do not include CDI options.

For the six months ended June 30, 2026 and year ended December 31, 2025, the outstanding stock options are summarized as follows:

Number of Stock Options
Options outstanding at December 31, 2024	14,520,001
Options granted	2,564,663
Options exercised	(8,054,911)
Options forfeited upon cashless exercise	(1,831,775)
Options expired	(66,666)
Options outstanding at December 31, 2025	7,131,312
Options granted	10,000
Options exercised	(4,406,180)
Options forfeited upon cashless exercise	(312,142)
Options outstanding at June 30, 2026	2,422,990

The following table discloses the average exercise price, number of options and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.50 - $ 1.85	1,583,324	1,583,324	2.37	$0.99
$ 2.43 - $ 3.86	679,666	581,282	3.74	$3.18
$ 8.93 - $23.69	160,000	160,000	4.44	$9.85
Total Options	2,422,990	2,324,606	2.89	$2.19

23

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During February 2025, the Company granted 166,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.79 per common share. The grant resulted in the recording of share-based compensation expense of $204. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.66%, volatility of 60.54% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $2.87 per common share. The grant resulted in the recording of share-based compensation expense of $206. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.76%, volatility of 61.48% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 348,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest over three years and are exercisable for a period of five years from the grant date at $2.83 per common share. The grant resulted in the recording of share-based compensation expense of $328. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.69%, volatility of 60.34% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 100,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $2.43 per common share. The grant resulted in the recording of share-based compensation expense of $120. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.72%, volatility of 60.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During April 2025, the Company granted 1,616,664 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $3.86 per common share. The grant resulted in the recording of share-based compensation expense of $3,302. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.67%, volatility of 62.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During November 2025, the Company granted 200,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $8.93 per common share. The grant resulted in the recording of share-based compensation expense of $1,128. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.71%, volatility of 72.68% based on historical volatility, expected life of five years, and no expected dividend yield.

During May 2026, the Company granted 10,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $23.69 per common share. The grant resulted in the recording of share-based compensation expense of $147. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.35%, volatility of 73.36% based on historical volatility, expected life of five years, and no expected dividend yield.

24

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Restricted share units

RSUs granted under the Company’s Restricted Share Unit Plan (the “RSU Plan”), which was superseded and replaced by the Omnibus Plan) or Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. RSUs issued were valued based on the value of the underlying shares at the date of issuance.

For the six months ended June 30, 2026 and year ended December 31, 2025, the outstanding RSUs, are summarized as follows:

Number of RSUs
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,497,195
RSUs settled	(786,089)
RSUs outstanding at December 31, 2025	3,277,773
RSUs granted	259,837
RSUs settled	(673,024)
RSUs outstanding at June 30, 2026	2,864,586

The following table discloses the number of RSUs and contractual life as at June 30, 2026:

Range of Exercise Prices	Number Outstanding	Number Vested	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.78 - $ 6.20	2,666,664	2,663,468	1.45	$2.88
$ 8.88 - $ 12.78	84,000	31,623	2.53	$12.78
$ 23.96 - $ 28.71	113,922	98,474	2.73	$23.96
Total RSUs	2,864,586	2,793,565	1.53	$4.01

During the year ended December 31, 2025, the Company granted 763,863 RSUs to directors of the Company under its Omnibus Plan, which vested on the grant date. The RSUs were determined to have a value of $2,730 based on the share price at the date of grant. A share-based compensation expense of $nil related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $1,958).

During April 2025, the Company granted 666,666 RSUs to an officer of the Company under its Omnibus Plan, vesting at the completion of certain key events. The RSUs were determined to have a value of $2,150 based on the share price at the date of grant. A share-based compensation expense of $213 related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

During December 2025, the Company granted 66,666 RSUs to an officer of the Company under its Omnibus Plan, vesting in three tranches over a 4-month period, with one-third vesting on the grant date and two-thirds vesting four months after the grant. The RSUs were determined to have a value of $597 based on the share price at the date of grant. A share-based compensation expense of $366 related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

25

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During the six months ended June 30, 2026, the Company granted 104,751 RSUs to directors of the Company under its Omnibus Plan, which vested on the grant date. The RSUs were determined to have a value of $2,135 based on the share price at the date of grant. A share-based compensation expense of $2,135 related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

During January 2026, the Company granted 126,000 RSUs to officers of the Company under its Omnibus Plan, vesting in three tranches over a 24-month period, with one-third vesting on the grant date, one-third 12 months after the grant date and one-third 24 months after the grant date. The RSUs were determined to have a value of $1,556 based on the share price at the date of grant. A share-based compensation expense of $908 related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

During March 2026, the Company granted 29,086 RSUs to an officer of the Company under its Omnibus Plan, vesting in three tranches over a 24-month period, with one-third vesting on the grant date, one-third 12 months after the grant date and one-third 24 months after the grant date. The RSUs were determined to have a value of $590 based on the share price at the date of grant. A share-based compensation expense of $277 related to these RSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

Deferred share units

Deferred share units (“DSUs”) granted under the Company’s Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. DSUs issued were valued based on the value of the underlying shares at the date of issuance.

For the six months ended June 30, 2026 and year ended December 31, 2025, the outstanding DSUs, are summarized as follows:

Number of DSUs
DSUs outstanding at December 31, 2025 and 2024	-
DSUs granted	21,064
DSUs outstanding at June 30, 2026	21,064

During the six months ended June 30, 2026, the Company granted 21,064 DSUs to directors of the Company under its Omnibus Plan, which vested on the grant date. The DSUs were determined to have a value of $483 based on the share price at the date of grant. A share-based compensation expense of $483 related to these DSUs was recorded during the six months ended June 30, 2026 (six months ended June 30, 2025 - $nil).

26

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

14.	Acquisitions

(a)	Acquisition of Gentung

On November 14, 2025 Almonty acquired a 100% ownership interest in Gentung from a privately owned United States based minerals explorer. Gentung is the 100% owner of various rights and interest comprising the Gentung Tungsten Project. The project is located in Beaverhead County, Montana, United States.

Almonty acquired 100% of the shares of Gentung. The fair value of the consideration transferred comprised USD$9,000, for which the Company issued 1,347,305 shares at a deemed issue price of $9.25 per share, and a paid cash payment of US$750 ($1,043), resulting in total consideration of US$9,750 ($13,506).

The acquisition does not meet the definition of a business in accordance with IFRS 3, Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$13,506
Total assets	$13,506

Liabilities assumed
Nil	$-
Total liabilities	$-
Net assets acquired	$13,506

Consideration:
Cash	$1,043 (US$750)
Common shares	$12,463 (US$9,000)
Total consideration	$13,506 (US$9,750)

Transaction costs of $30 were capitalized to the assets acquired.

27

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(b)	Acquisition of Apex

On November 15, 2025, Almonty acquired a 100% ownership interest in Apex Garnet Inc. (“Apex”) from a privately owned U.S. based minerals explorer. Apex is the 100% owner of various assets for use in the processing of tungsten for the Gentung Tungsten Project. Apex holds a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten.

Almonty acquired 100% of the shares of Apex. The fair value of the consideration transferred comprised the payment of US$250 ($348) cash.

The acquisition does not meet the definition of a business in accordance with IFRS 3, Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$348
Restoration Provisions asset	$250
Total assets	$598

Liabilities assumed
Rehabilitation provision	$250
Total liabilities	$250
Net assets acquired	$348

Consideration:
Cash	$348
Total consideration	$348 (US$250)

Transaction costs of $3 were capitalized to the assets acquired.

15.	Employee compensation

The Company incurred employee compensation and benefit expenses of $22,475 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $12,262).

16.	Segmented information

The Company’s operations are segmented on a regional basis and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments has been defined as the Chief Executive Officer.

28

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026 and 2025

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Management monitors the business of the Company as a single commodity segment, whose operations relate to the exploration and mining of tungsten across three geographical locations: the Iberian Peninsula (Spain and Portugal), the Republic of Korea and the United States.

For management reporting purposes, the Company is organized into business units based on its products and activities, and has five reportable operating segments, as follows:

●	The Los Santos Mine located in Spain whose current operations relate to the exploration and prior operations related to mining of tungsten that is ultimately sold as tungsten concentrate (currently in care and maintenance);
●	The Panasqueira Mine located in Covilha, Castelo Branco, Portugal whose operations relate to the exploration and mining of tungsten which is ultimately sold as tungsten concentrate, as well as the production of copper and tin concentrate by-products that are sold as concentrate;
●	The Valtreixal Mine located in Spain whose operations relate to the exploration and evaluation activities of the Valtreixal tin/tungsten project;
●	Woulfe, whose properties are located in Gangwon Province, Republic of Korea, and whose operations relate primarily to the development of the Sangdong Mine; and
●	The Gentung Tungsten Project located in Montana, United States whose operations relate to the exploration and evaluation activities of the Gentung Browns Lake tungsten project.

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on income (losses) from mining operations and is measured consistently with income (losses) from mining operations in the consolidated financial statements. The accounting policies used by the Company in reporting segments internally are the same as those contained in Note 3.

29

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Segmented information for the six months ended June 30, 2026 is as follows:

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	120	68,269	-	-	68,389
Production costs	-	-	(96)	(28,001)	-	-	(28,097)
Care and maintenance costs	(607)	-	-	-	-	-	(607)
Depreciation and amortization	-	-	-	(476)	(13)	(83)	(572)
(Loss) income from mining operations	(607)	-	24	39,792	(13)	(83)	39,113

Expenses
General and administrative	(364)	(15)	(211)	(1,020)	(7)	(14,375)	(15,992)
Interest expense	(24)	-	-	-	-	(6,212)	(6,236)
Share-based compensation	-	-	-	-	-	(4,752)	(4,752)
Foreign exchange gain (loss)	(6)	(2)	(4,741)	323	-	6,924	2,498
Interest income	-	-	-	-	-	6,169	6,169
Loss on valuation of warrant liabilities	-	-	-	-	-	(2,608)	(2,608)
Gain on valuation of embedded derivative liabilities	-	-	-	-	-	198,015	198,015
Loss on valuation of embedded derivative asset	-	-	-	-	-	(30,683)	(30,683)
Net (loss) income before tax	(1,001)	(17)	(4,928)	39,095	(20)	152,395	185,524

Capital expenditures	-	58	44,794	1,619	1,068	64	47,602

As at June 30, 2026
Assets
Current	1,416	1	10,740	59,391	881	1,185,964	1,258,393
Non-current	34,091	9,412	217,640	26,018	16,349	142,114	445,624
Total Assets	35,507	9,413	228,380	85,409	17,230	1,328,078	1,704,017

Total Liabilities	2,622	1,512	101,576	47,729	250	998,527	1,152,216

As at December 31, 2025
Assets
Current	1,322	14	7,473	12,478	-	265,633	286,920
Non-current	33,820	9,280	220,352	24,810	14,428	122	302,812
Total Assets	35,142	9,294	227,825	37,288	14,428	265,755	589,732

Total Liabilities	2,683	1,592	131,621	28,859	250	66,916	231,921

30

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Segmented information for the six months ended June 30, 2025 is as follows:

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	26	15,074	-	-	15,100
Production costs	-	-	-	(14,169)	-	-	(14,169)
Care and maintenance costs	(564)	-	-	-	-	-	(564)
Depreciation and amortization	(10)	-	-	(549)	-	-	(559)
(Loss) income from mining operations	(574)	-	26	356	-	-	(192)

Expenses
General and administrative	(299)	(2)	109	(860)	-	(6,442)	(7,494)
Interest expense	(47)	-	-	-	-	(2,281)	(2,328)
Share-based compensation	-	-	-	-	-	(7,624)	(7,624)
Foreign exchange gain (loss)	1	(2)	-	(316)	-	(1,097)	(1,414)
Loss on valuation of warrant liabilities	-	-	-	-	-	(63,894)	(63,894)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(9,851)	(9,851)
Loss before tax	(919)	(4)	135	(820)	-	(91,189)	(92,797)

Capital expenditures	-	7	26,650	883	-	-	27,540

Segmented information for the three months ended June 30, 2026 is as follows:

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	64	42,925	-	-	42,989
Production costs	-	-	(54)	(16,204)	-	-	(16,258)
Care and maintenance costs	(309)	-	-	-	-	-	(309)
Depreciation and amortization	(1)	-	-	(230)	(5)	(83)	(319)
(Loss) income from mining operations	(310)	-	10	26,491	(5)	(83)	26,103

Expenses
General and administrative	(198)	(2)	(2)	(539)	(2)	(8,115)	(8,858)
Interest expense	(13)	-	-	-	-	(5,729)	(5,742)
Share-based compensation	-	-	-	-	-	(1,119)	(1,119)
Foreign exchange gain (loss)	_(1)	-	(2,503)	253	-	2,949	698
Interest income	-	-	-	-	-	3,823	3,823
Loss on valuation of warrant liabilities	-	-	-	-	-	(588)	(588)
Gain on valuation of embedded derivative liabilities	-	-	-	-	-	204,407	204,407
Loss on valuation of embedded derivative asset	-	-	-	-	-	(30,683)	(30,683)
(Loss) income before tax	(522)	(2)	(2,495)	26,205	(7)	164,862	188,041

Capital expenditures	-	45	21,790	880	271	(15)	22,970

31

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Segmented information for the three months ended June 30, 2025 is as follows:

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasqueira Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	11	7,181	-	-	7,192
Production costs	-	-	-	(7,581)	-	-	(7,581)
Care and maintenance costs	(284)	-	-	-	-	-	(284)
Depreciation and amortization	(5)	-	-	(266)	-	-	(271)
(Loss) income from mining operations	(289)	-	11	(666)	-	-	(944)

Expenses
General and administrative	(151)	(1)	(7)	(281)	-	(3,648)	(4,088)
Interest expense	(22)	-	-	-	-	(1,100)	(1,122)
Share-based compensation	-	-	-	-	-	(6,773)	(6,773)
Foreign exchange gain (loss)	-	-	-	(257)	-	(57)	(314)
Loss on valuation of warrant liabilities	-	-	-	-	-	(38,084)	(38,084)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(6,942)	(6,942)
(Loss) income before tax	(462)	(1)	4	(1,204)	-	(56,603)	(58,267)

Capital expenditures	-	-	16,311	372	-	-	16,683

Information by geographical region is as follows:

	Revenue		Non-current Assets
Country	Six months ended June 30, 2026	Six months ended June 30, 2025	June 30, 2026	December 31, 2025
Portugal	$68,269	$15,074	$26,018	$24,810
Spain	-	-	43,503	43,100
South Korea	120	26	217,640	220,352
United States	-	-	158,463	14,550
Total	$68,389	$15,100	$445,624	$302,812

32

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

17.	Financial instruments and risk management

Financial instruments

Fair values are determined directly by reference to published price quotation in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -	Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities)

Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

The carrying value of cash, trade receivables and accounts payable and accrued liabilities approximates their fair value due to their short terms to maturity. The accounts receivable associated with provisional pricing arrangements are a Level 2 fair value estimate and are valued based upon observable WO3 forward prices as of the reporting date. The fair value of long-term debt is a Level 2 fair value estimate and is not materially different from the carrying value based on current market rates of interest, or interest rates set at relatively short time intervals. The fair value of derivative assets, warrant liabilities and derivative liabilities are a Level 3 fair value estimate and the carrying value is based on a Black-Scholes market estimate.

Financial risk management objectives and policies

Almonty’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk. Almonty’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $126,042 is subject to floating interest rates and $736,172 is subject to fixed interest rates. A portion of the floating-rate debt totaling $19,884 is subject to a fixed spread over the 6- and 12-month EURIBOR. A change of 100 basis points (1.0%) in the EURIBOR would result in a $199 change in annual interest costs. The remaining floating rate debt of $106,158 is based on a fixed spread over the three-month SOFR. A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,062 change in annual interest costs. All figures provided in this risk factor are as at June 30, 2026.

33

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Foreign currency risk

Foreign exchange risk arises from monetary financial assets and liabilities denominated in currencies other than the functional currency of the respective entity within the Company.

Effective June 1, 2026, the functional currency of the Company changed from CAD to USD (see Note 3). The Company’s presentation currency remains the Canadian dollar. The Company is primarily exposed to fluctuations in the Canadian dollar, Euro and Australian dollar relative to the US dollar, while certain subsidiaries continue to have functional currencies of the Canadian dollar, Euro and Korean Won (“KRW”). The Company does not currently enter into foreign exchange contracts to hedge its foreign currency exposures.

The Company’s US$ functional currency businesses have the following financial instruments denominated in foreign currencies, expressed in the presentation currency as at June 30, 2026:

	CAD	EURO
Financial assets
Cash	2,637	53
Taxes recoverable	1,092	-
Prepaid expenses and other assets	344	-

Financial liabilities
Accounts payable and accrued liabilities	(10,607)	-
Warrant liabilities	(1,616)	-
Long-term debt	(8,250)	(18,249)

Net financial liabilities	(16,400)	(18,196)

34

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

A 5.0% change in the value of the CAD relative to the above currencies would change net income for the six months ended June 30, 2026 by approximately $(1,730).

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies, expressed in the presentation currency as at June 30, 2026:

USD
Financial assets
Cash	51
Trade receivables	12,369

Net financial assets	12,420

A 5.0% change in the value of the Euro relative to the above currencies would change net income for the six months ended June 30, 2026 by approximately $621.

The Company’s KRW functional currency businesses have the following financial instruments denominated in foreign currencies, expressed in the presentation currency as at June 30, 2026:

USD
Financial assets
Cash	2,097

Financial liabilities
Accounts payable and accrued liabilities	(1,273)
Long-term debt	(136,369)

Net financial liabilities	(135,545)

A 5.0% change in the value of the KRW relative to the above currencies would change net income for the six months ended June 30, 2026 by approximately $(6,777).

35

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, trade receivables and deposits.

The Company manages credit risk by depositing surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include deposits.

The carrying value of the cash, trade receivables and deposits totaling $1,240,422 represents Almonty’s maximum exposure to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

As at June 30, 2026, the Company held cash of approximately $1,227,242 (of which $4,106 represented cash for use for the development of the Sangdong Mine) and a working capital position of $1,127,047 (December 31, 2025 – position of $213,175). Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and
●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of June 30, 2026, Almonty had approximately $57,576 of debt maturing within the next twelve months (December 31, 2025 - $27,267).

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Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2026 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Contractual undiscounted cash flow requirement for financial liabilities as at June 30, 2026 are as follows:

	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Accounts payable and accrued liabilities	55,106	-	-	-	55,106
Term and other loans – Euro	19,687	966	-	-	20,652
Term and other loans – US dollar	8,694	-	-	-	8,694
Promissory note	255	-	-	-	255
Convertible senior notes	15,462	30,925	30,925	1,136,800	1,214,112
Convertible debentures	9,566	-	-	-	9,566
Lease liabilities	177	276	9	-	461
Mine construction facility	28,600	56,114	52,123	50,247	187,084

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Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

18.	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure (composed of shareholders’ equity) and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, Almonty may initiate dividend payments to shareholders, return capital to shareholders, repurchase issued shares or issue new shares. Almonty was not exposed to any externally imposed capital requirements for the six months ended June 30, 2026 and year ended December 31, 2025. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2026.

19.	Commitments and contingent liabilities

Daytal owns the Los Santos Mine, near the town of Los Santos, Salamanca in Western Spain. Daytal rents the land where the Los Santos Mine is located from local property owners and municipalities. The leases range from ten to 25 years. On all leases greater than ten years, Daytal has the right to terminate the leases under certain circumstances without penalty. Annual lease commitments total approximately $393 payable throughout the year on the anniversary dates of the individual leases.

The mining license for the Los Santos Mine was granted in September 2002 for a period of 30 years and is extendable for 90 years. Daytal pays minimal land taxes and there is no other royalty payment associated with the license. The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal.

The Company’s operations are subject to other claims and lawsuits from time to time, including any claims related to suppliers, employees or other parties. However, these are not expected to result in a material impact on the financial statements.

20.	Related party transactions

For the six months ended June 30, 2026, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Office, Chief Development Officer and members of the Board of Directors totaling $6,417 (six months ended June 30, 2025 - $1,683).

38

Almonty Industries Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 and 2025
(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

21.	Supplementary cash flow information

	Six months ended June 30, 2026		Six months ended June 30, 2025
Non-cash investing and financing activities	$		$
Mining assets additions included in accounts payable		8,000		12,483
Amortization capitalized to mining assets		682		240
Revision in estimate in restoration provision		179		133
Shares issued on cashless exercise of options		4,982		377
Shares issued on exercise of CDI options		3,356		20,849
Shares issued on exercise of warrants		1,004		50
Shares issued on settlement of RSUs		2,315		1,725
Shares issued for conversion of debt		60,748		1,918
Shares issued for settlement of debt		-		90

22.	Schedule of general and administrative expenses

	Six months ended June 30, 2026	Six months ended June 30, 2025
Legal, audit and accounting	$2,477	$1,913
Consulting fees	1,946	566
Salaries and wages	6,346	1,589
Office and travel	3,466	1,428
Marketing and shareholder communications	1,757	1,998
	$15,992	$7,494

23.	Subsequent events

Subsequent to June 30, 2026, the Company:

(a)	repaid, in full, the EUR14,662 KfW term loan. (Note 11(a)).

(b)	delisted from the Toronto Stock Exchange, effective July 31, 2026;

(c)	sought and received approval to delist from the Australian Securities Exchange, which Almonty expects to be effective September 1, 2026;

(d)	entered into an amendment to its long-term offtake agreement with Global Tungsten & Powders LLC (GTP), a member of Austria’s Plansee Group, covering tungsten concentrate produced from phase I of the Company’s Sangdong Mine to extend the term of the agreement by six years, increases total contracted volumes by 40% and improves the pricing payable to Almonty on all contracted volumes by approximately 6.3%; and

(e)	issued 371,737 common shares in conjunction with the exercise of stock options on a cashless basis.

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